EXHIBIT 11.0

STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

	Fiscal Year

	2005	2004	2003

	(in thousands, except per share data)
Net Income Per Common Share–Basic
Weighted average shares outstanding	78,354	77,613	75,633
Net income	$87,546	$66,538	$57,230
Net income per share–basic	$1.12	$0.86	$0.76
Net Income Per Common Share–Diluted
Weighted average shares outstanding	78,354	77,613	75,633
Net effect of dilutive stock options based on the treasury stock method using average market price	1,822	1,782	2,139
Total shares outstanding for computation of per share earnings	80,176	79,395	77,772
Net income	$87,546	$66,538	$57,230
Net income per share–diluted	$1.09	$0.84	$0.74

          Shares of common stock equivalents of approximately 0.2 million, 1.1 million and 0.4 million for fiscal 2005, 2004 and 2003, respectively, were not included in the diluted calculation because they were anti-dilutive.